Exhibit 99.2

CHINA LODGING GROUP, LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 8, 2011

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of China Lodging Group, Limited (the “Company”) will be held at No. 2266 Hongqiao Road, Changning District, Shanghai, People’s Republic of China on December 8, 2011 at 10 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company at a fee to be agreed by the Board be and is hereby is approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The Board of Directors of the Company has fixed the close of business on October 25, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

By Order of the Board of Directors,

Qi Ji
Director

Shanghai, October 25, 2011

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